UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viveve Medical, Inc.

(Name of Issuer)

Common Stock, without par value per share

(Title of Class of Securities)

92852W105

(CUSIP Number)

Brigitte Smith

GBS Venture Partners Limited

71 Collins Street, Level 5

Melbourne C3 VIC 3000

[phone number]

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GBS Venture Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,598,807 shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 shares
WITH	10	SHARED DISPOSITIVE POWER 3,598,807 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,598,807 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 (1) Based on 18,016,662 shares of Common Stock issued and outstanding as of September 30, 2014.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GBS BioVentures III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,598,807 shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 shares
WITH	10	SHARED DISPOSITIVE POWER 3,598,807 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,598,807 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 (1) Based on 18,016,662 shares of Common Stock issued and outstanding as of September 30, 2014.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brigitte Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF	7	SOLE VOTING POWER 194,221 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,598,807 shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 194,221 shares
WITH	10	SHARED DISPOSITIVE POWER 3,598,807 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,793,028 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 18,016,662 shares of Common Stock issued and outstanding as of September 30, 2014.

Schedule 13D

Item 1.               Security and Issuer.

This statement relates to the common stock, no par value per share (the “Common Stock”) of Viveve Medical, Inc. (the “Issuer”) having its principal executive office at 150 Commercial Street, Sunnyvale, California 94086.

Item 2.               Identity and Background.

This statement is being filed by:

(a) GBS BioVentures III (the “Fund”);

(b) GBS Venture Partners Limited (“GBS”), which is the trustee of the Fund; and

(c) Brigitte Smith, the managing partner at GBS (the “Managing Partner”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Reporting Persons is 71 Collins Street Level 5, Melbourne C3 VIC 3000.

The principal business of the Fund is to invest in and add value to unlisted high growth companies involved in innovative life science technologies.  The principal business of GBS is to act as the trustee of the Fund. The principal business of the Managing Partner is to manage GBS, the Fund and affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund and GBS are a fixed unit trust and a private company, respectively, organized under the laws of Australia. Ms. Smith is an Australian citizen.

Item 3.             Source and Amount of Funds or Other Consideration.

On September 23, 2014, Viveve, Inc., a Delaware corporation of which the Fund was a stockholder and a warrant holder (“Viveve”), completed its merger (the “Merger”) with PLC Systems Acquisition Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer, formerly known as PLC Systems Inc., whereby Merger Sub merged with and into Viveve with Viveve continuing as the surviving corporation. In connection with the Merger, the Fund received (a) 1,707,339 shares of Common Stock in its capacity as a shareholder and (b) 943,596 shares of Common Stock upon the automatic exercise of the warrant (collectively, the “Merger Shares”). As a result of the Merger, Viveve was acquired by, and became a wholly owned subsidiary of the Issuer and the Issuer changed its name to Viveve Medical, Inc.

Immediately following the Merger, the Issuer completed a private placement transaction (the “Private Placement”), whereby a convertible promissory note issued by Viveve (“Viveve Bridge Note”) equal to $85,716.55, which included principal plus accrued interest, owned beneficially by the Fund, converted into 947,872 shares of Common Stock (the “GBS Investment Shares”) in accordance with the terms of the Securities Purchase Agreement, dated May 9, 2014, as amended on September 22, 2014, between the Issuer and the Fund. Additionally, a Viveve Bridge Note equal to $101,898.63, which included principal plus accrued interest, owned beneficially by the Managing Partner, converted into 192,262 shares of Common Stock (the “Smith Investment Shares”, and together with the GBS Investment Shares, the “Investment Shares”) in accordance with the terms of the Securities Purchase Agreement dated May 9, 2014, as amended on September 22, 2014, between the Issuer and the signatories thereto, and the Subscription Assignment and Joinder Agreement dated September 19, 2014, between the Issuer, 5AM Partners II, 5AM Co-Investors, LP and the Managing Partner.

No part of the purchase price of the Investment Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Investment Shares.

On September 26, 2014, the Managing Partner, a director of the Issuer, was granted certain options to purchase shares of Common Stock of the Issuer, of which options to purchase 1,959 shares of Common Stock (the “Option Shares”) are exercisable within 60 days of October 2, 2014.

The Merger Shares, Investment Shares and Option Shares are referred to collectively as the “Shares”.

Item 4.               Purpose of Transaction.

The Shares were acquired for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

GBS is the holder of record of the Merger Shares and GBS Investment Shares as the trustee of the Fund. As trustee of the Fund, GBS may be deemed to own beneficially the Merger Shares and the GBS Investment Shares. As a partner of GBS, Managing Partner may be deemed to own beneficially the Merger Shares and the GBS Investment Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the shares of Common Stock outstanding after the Merger and Private Placement.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Person.

(e)	Not applicable.

Item 6.            Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Registration Rights Agreement, dated May 9, 2014 (the “Registration Rights Agreement”), entered into in connection with the Private Placement, the Issuer will register the Investment Shares issued in connection with the Private Placement, on a registration statement to be filed with the Securities and Exchange Commission (the “Registration Statement”) within sixty (60) days after the closing of the Private Placement (the “Filing Date”) and use its commercially reasonable efforts to cause the Registration Statement to be declared effective within one hundred fifty (150) days after the closing of the Private Placement (the “Effectiveness Date”) and to keep the Registration Statement effective until all of the shares issued in the Private Placement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144. If the Issuer (i) does not file the Registration Statement by the Filing Date, (ii) does not obtain effectiveness of the Registration Statement by the Effectiveness Date or (iii) allows certain lapses in effectiveness (each an “Event”), the Issuer is obligated to pay to the Investors liquidated damages equal to 1.5% of the original subscription amount paid by each of the investors in the Private Placement upon the occurrence of an Event and for every thirty (30) days after the occurrence of an Event until cured.

Item 7.            Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement and Plan of Merger dated May 9, 2014, as amended on August 8, 2014, between Viveve, Inc., PLC Systems Inc., and PLC Systems Acquisition Corporation. (1)

Exhibit 99.2 – Securities Purchase Agreement dated May 9, 2014, as amended on September 22, 2014, between PLC Systems Inc. and the purchasers on the signature pages thereto. (2)

Exhibit 99.3 – Subscription Assignment and Joinder Agreement dated September 19, 2014, between PLC Systems Inc., 5AM Partners II, 5AM Co-Investors, LP and Brigitte Smith.*

Exhibit 99.4 – Securities Purchase Agreement dated May 9, 2014, as amended on September 22, 2014, between PLC Systems Inc. and GBS Venture Partners Limited as trustee for GBS BioVentures III. (2)

Exhibit 99.5 – Registration Rights Agreement dated May 9, 2014, between PLC Systems Inc. and the purchasers on the signature pages thereto. (3)

_______________

*Filed herewith

(1) Incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A (SEC File No. 001-11388) filed with the Commission by the Issuer on August 11, 2014.

(2) Incorporated by reference to Exhibits 10.3 and 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-11388) filed with the Commission by the Issuer on September 29, 2014.

(3) Incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-11388) filed with the Commission by the Issuer on May 14, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 3, 2014

GBS BIOVENTURES III By: GBS Venture Partners Limited, its trustee By: /s/ Brigitte Smith
Managing Partner

GBS VENTURE PARTNERS LIMITED By: /s/ Brigitte Smith
Managing Partner

 /s/ Brigitte Smith

Brigitte Smith